EXHIBIT 99 Financial Statements of IRT Partners L.P. for the year ended December
           31, 1999 and the period from inception (July 15, 1998) to December 31, 1998



Report of Independent Public Accountants

To IRT Partners L.P.:

         We have audited the accompanying balance sheets of IRT Partners L.P. (a Georgia limited partnership) as of December 31, 1999 and 1998, and the related statements of earnings, changes in partners' capital, and cash flows for the year ended December 31, 1999 and the period from inception (July 15, 1998) to December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRT Partners L.P., as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the year ended December 31, 1999 and the period from inception (July 15, 1998) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.


                                                ARTHUR ANDERSEN LLP







Atlanta, Georgia
February 11, 2000

                                IRT PARTNERS L.P.

                                 BALANCE SHEETS
                           December 31, 1999 and 1998
                        (In thousands, except unit data)


                                                                                    1999            1998
                                                                               ---------       ---------
ASSETS

        Rental properties                                                      $ 147,123       $ 139,936
        Accumulated depreciation                                                 (20,518)        (19,099)
                                                                               ---------       ---------
              Net rental properties                                              126,605         120,837

        Cash and cash equivalents                                                    359           1,103
        Advances to affiliate, net                                                 8,923              --
        Prepaid expenses and other assets                                          1,947           1,269
                                                                               ---------       ---------
Total assets                                                                   $ 137,834       $ 123,209
                                                                               =========       =========

LIABILITIES & PARTNERS' CAPITAL

Liabilities:
        Mortgage notes payable, net                                            $  31,181       $  25,963
        Advances from affiliate, net                                                  --              33
        Accrued expenses and other liabilities                                     2,545           1,660
                                                                               ---------       ---------
Total liabilities                                                                 33,726          27,656
                                                                               ---------       ---------
Limited partners' capital interest (815,852 OP Units at December 31, 1999
        and 779,385 OP Units at December 31, 1998) at redemption value             6,374           7,794

Commitments and contingencies (Note 5)

Partners' capital
        General partner (114,613 OP Units at December 31, 1999 and
              103,982 OP Units at December 31, 1998)                               1,041             955

        Limited partner (10,530,883 OP Units at December 31, 1999 and
              9,514,844 OP Units at December 31, 1998)                            96,693          86,804
                                                                               ---------       ---------
Total partners' capital                                                           97,734          87,759
                                                                               ---------       ---------
Total liabilities and partners' capital                                        $ 137,834       $ 123,209
                                                                               =========       =========


      The accompanying notes are an integral part of these balance sheets.

                                IRT PARTNERS L.P.

                             STATEMENTS OF EARNINGS
       For the Year Ended December 31, 1999 and the Period from Inception
                      (July 15, 1998) to December 31, 1998

                                 (In thousands)

                                                             1999        1998
                                                          -------      ------
Revenues:
      Income from rental properties                       $19,802      $7,187
      Interest income from affiliate                          324          --
                                                          -------      ------

           Total revenues                                  20,126       7,187
                                                          -------      ------
Expenses:
      Operating expenses of rental properties               4,909       1,794
      Interest on mortgages                                 2,418         836
      Depreciation                                          3,350       1,281
      General and administrative                              788           1
                                                          -------      ------
           Total expenses                                  11,465       3,912
                                                          -------      ------

           Income before gain on sales of properties        8,661       3,275

Gain on sales of properties                                 1,130          --
                                                          -------      ------
      Net earnings                                        $ 9,791      $3,275
                                                          =======      ======



        The accompanying notes are an integral part of these statements.

                               IRT PARTNERS L.P.


                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
            For the Year Ended December 31, 1999 and the Period From
               Inception (July 15, 1998) through December 31, 1998
                                 (In thousands)


                                                                                                             Limited
                                                                                               Total        Partners'
                                                                  General       Limited      Partners'       Capital
                                                                  Partner       Partner       Capital        Interest
                                                                  -------       -------      --------       ---------
Opening balance                                                  $    --       $     --       $     --       $    --

Initial capital contributions                                        832         74,652         75,484            --

Issuance of units for acquisitions of rental properties               --             --             --         7,741

Cash contributions for acquisitions of rental properties             113         11,182         11,295            --

Issuance of units for cash                                             7            675            682            53

Distributions                                                        (30)        (2,715)        (2,745)         (232)

Net earnings                                                          33          2,980          3,013           262

Adjustment to reflect limited partners' capital interest at
redemption value                                                      --             30             30           (30)
                                                                 -------       --------       --------       -------

Balance, December 31, 1998                                           955         86,804         87,759         7,794

Cash contributions for acquisitions of rental properties              92          9,169          9,261            --

Distributions                                                       (104)        (9,660)        (9,764)         (733)

Net earnings                                                          98          9,010          9,108           683

Adjustment to reflect limited partners' capital interest at
redemption value                                                      --          1,370          1,370        (1,370)
                                                                 -------       --------       --------       -------
Balance, December 31, 1999                                       $ 1,041       $ 96,693       $ 97,734       $ 6,374
                                                                 =======       ========       ========       =======

        The accompanying notes are an integral part of these statements.

                                IRT Partners L.P.

                            STATEMENTS OF CASH FLOWS
            For the Year Ended December 31, 1999 and the Period from
               Inception (July 15, 1998) to December 31, 1998
                                 (In thousands)

                                                                                    1999           1998
                                                                                --------       --------
Cash flows from operating activities:
  Net earnings                                                                  $  9,791       $  3,275
  Adjustments to reconcile earnings to net cash from operating activities:
    Depreciation                                                                   3,350          1,281
    Gain on sales of properties                                                   (1,130)            --
    Changes in assets and liabilities:
      (Increase) decrease in prepaid expenses and other assets                      (678)           116
      Increase (decrease) in accrued expenses and other liabilities                  885           (544)
                                                                                --------       --------

Net cash flows from operating activities                                          12,218          4,128
                                                                                --------       --------
Cash flows used in investing activities:
  Proceeds from sales of properties, net                                           8,867             --
  Additions to real estate investments, net                                      (11,113)       (11,973)
                                                                                --------       --------

Net cash flows used in investing activities                                       (2,246)       (11,973)
                                                                                --------       --------

Cash flows (used in) from financing activities:
  Distributions paid, net                                                        (10,497)        (2,242)
  Net advances (to) from affiliate                                                (8,956)            33
  Principal amortization of mortgage notes payable                                  (524)          (138)
  Issuance of units for cash                                                       9,261         11,295
                                                                                --------       --------

Net cash flows (used in) from financing activities                               (10,716)         8,948
                                                                                --------       --------

Net (decrease) increase in cash and cash equivalents                                (744)         1,103

Cash and cash equivalents at beginning of period                                   1,103             --
                                                                                --------       --------

Cash and cash equivalents at end of period                                      $    359       $  1,103
                                                                                ========       ========

Supplemental disclosures of cash flow information:

  Total cash paid for interest                                                  $  2,386       $    663
                                                                                ========       ========


        The accompanying notes are an integral part of these statements.

                               IRT PARTNERS L.P.

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998
                             (Dollars in thousands)
                   (Unaudited with respect to square footage)

1.       ORGANIZATION AND NATURE OF OPERATIONS:

                  IRT Partners L.P. ("LP"), a Georgia limited partnership formed July 15, 1998, is the entity through which IRT Property Company (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts a portion of its business and owns (either directly or through subsidiaries) a portion of its assets.

                  The Company is the sole general partner of LP and maintains an indirect partnership interest through its wholly-owned subsidiary, IRT Management Company. The Company initially contributed 20 shopping centers, related assets and cash to LP in exchange for 8,486,217 limited partnership units ("OP Units"). The Company was issued additional OP Units in exchange for cash contributions to fund further acquisition activity. Since the formation of LP, the Company has contributed cash to acquire four shopping centers, and LP has divested three shopping centers. At December 31, 1999, the Company owns approximately 92.9% of LP.

                  LP was formed by the Company in order to enhance the Company's acquisition opportunities by offering potential sellers the ability to engage in tax deferred sales of properties in exchange for OP Units. In August 1998, certain unaffiliated persons contributed their interests in three Florida shopping centers in exchange for a total of 815,852 OP Units.

                  LP is obligated to redeem each OP Unit held by a person other than the Company, at the request of the holder, for cash equal to the fair market value of a share of the Company's common stock at the time of such redemption, provided that the Company may elect to acquire any such OP Unit presented for redemption for one common share or cash. Such limited partnership interest held by persons unaffiliated with the Company is reflected as "Limited Partners' Capital Interest" in the accompanying balance sheets at the cash redemption amount on the balance sheet dates.

                  Federal income tax laws require the Company, as a REIT, to distribute 95% of its ordinary taxable income. LP makes quarterly distributions to holders of OP Units to enable the Company to satisfy this requirement.

                  At December 31, 1999, LP owns 24 neighborhood and community shopping centers located in Florida, Tennessee, Georgia and North Carolina. The shopping centers are anchored by necessity-oriented retailers such as supermarkets, drug stores and/or discount variety stores.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         Income Recognition

                  LP follows the policy of suspending the accrual of income on any investments where interest or rental payments are delinquent 60 days or more. Percentage rental income is recorded upon collection.

         Depreciation

                  LP records depreciation on buildings and other improvements on the straight-line basis over their estimated useful lives. Such lives range from 16 to 40 years for buildings and are six years for improvements. Maintenance and repairs are charged to expense as incurred, while significant improvements are capitalized.

         Use of Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Cash Equivalents

                  LP considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Recent Accounting Pronouncements

                  In 1998 LP adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and disclosing comprehensive income (defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income) and its components. At December 31, 1999 and 1998, LP had no items of other comprehensive income.

                  In 1998 LP adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting financial and descriptive information about operating segments in annual financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. LP's chief operating decision maker is its senior management group.

                  LP owns and operates retail shopping centers in four states in the southeast. Such shopping centers generate rental and other revenue through the leasing of shop spaces to a diverse base of tenants. LP evaluates the performance of each of its shopping centers on an individual basis. However, as each of the shopping centers has similar economic characteristics and tenants, the shopping centers have been aggregated into one reportable segment.

                  In June 1998 SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued establishing accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133, as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. The Company has never used derivative instruments or hedging activities.

         Income Taxes

                  No federal or state income taxes are reflected in the accompanying financial statements since LP is a partnership and its partners are required to include their respective share of profits and losses in their income tax returns.

3.       RENTAL PROPERTIES:

                  Rental properties are comprised of the following at December 31, 1999 and 1998:

                                                                                  1999                      1998
                                                                           -----------                ----------
         Land related to buildings and improvements                        $    34,628                $   30,761
         Buildings and improvements                                            112,495                   109,175
                                                                           -----------                ----------

                                                                           $   147,123               $   139,936
                                                                           ===========               ===========

                  Future minimum base rentals on noncancellable operating leases for LP's shopping center investments at December 31, 1999 are as follows:

                           Year                                                 Amount
                           ----                                                 ------
                           2000                                            $    15,812
                           2001                                                 13,574
                           2002                                                 11,495
                           2003                                                  9,448
                           2004                                                  8,490
                           Thereafter                                           37,405
                                                                           -----------
                                                                           $    96,224
                                                                           ===========


Shopping center acquisitions

   Date                                                     Square        Total       Cash       Mortgage
 Acquired        Property Name          City, State         Footage        Cost       Paid        Assumed
 --------        -------------          -----------         -------      --------   --------     ---------
  2/26/99   The Shoppes at Lago Mar      Miami, FL           82,613      $  9,916   $  4,174    $   5,742

  3/15/99   Williamsburg at Dunwoody     Dunwoody, GA        44,928         5,602      5,602           --
                                                           --------      --------   --------    ---------

                                                            127,541      $ 15,518   $  9,776    $   5,742
                                                           ========      ========   ========    =========

=========================================================================================================

Shopping center dispositions

   Date                                                     Square        Sales       Cash
   Sold          Property Name          City, State         Footage       Price     Proceeds        Gain
 --------        -------------          -----------         -------      --------   --------     ---------
 6/01/99    First Street Station        Albemarle, NC       52,230       $ 3,137     $ 3,038      $  320

 6/01/99    Taylorsville                Taylorsville, NC    48,537         2,571       2,430         609

 6/01/99    University Center           Greenville, NC      56,180         3,462       3,399         201
                                                           -------       -------    --------    --------

                                                           156,947       $ 9,170     $ 8,867      $1,130
                                                          ========       =======     =======      ======

4.       MORTGAGE NOTES PAYABLE:

                  Mortgage notes payable are collateralized by various real estate investments having a net carrying value of approximately $50,259 at December 31, 1999. These notes have stated interest rates ranging from 7.50% to 9.1875% and are due in monthly installments with maturity dates ranging from 2009 to 2021.

                  Future principal amortization and balloon payments applicable to mortgage notes payable at December 31, 1999 are as follows:

                                              Principal      Balloon
                           Year              Amortization    Payments          Total
                           ----              ------------    --------          -----
                 2000                         $   485        $    --       $     485
                 2001                             527             --             527
                 2002                             573             --             573
                 2003                             623             --             623
                 2004                             676             --             676
                 Thereafter                    11,763         15,032          26,795
                                              -------        -------       ---------

                                               14,647         15,032          29,679
                 Interest Premium                                              1,502
                                                                           ---------
                                                                           $  31,181
                                                                           =========

                  Based on the borrowing rates currently available to LP for mortgages with similar terms and maturities, the estimated fair value of mortgage notes payable was approximately $30,920 at December 31, 1999.

5.       RELATED PARTY TRANSACTIONS

                  In 1999, LP advanced IRT Property Company (the "Parent") approximately $8,923. The advances represent cash generated by LP that has been subsequently advanced to the Parent. During the year, LP earned approximately $324 in interest generated from these borrowings, which bear interest, calculated on a monthly basis, at the three-month treasury bill rate.


6.       COMMITMENTS AND CONTINGENCIES:

                  LP has guaranteed the bank indebtedness and senior indebtedness of the Company.

                  LP is not aware of any environmental problems on the properties owned. While LP has not obtained Phase One environmental surveys on those properties owned by LP and located in North Carolina, and the fact that phase one environmental surveys which have been obtained provide no assurance that properties will not be adversely affected in the future by environmental problems, LP presently believes that there are no environmental matters that are reasonably likely to have a material adverse effect on LP's financial position.